




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                TYCO TOYS, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                    90212810
                                 (CUSIP NUMBER)


                                                          With a copy to:
              Jonathan Kagan                          Timothy G. Massad, Esq.
         Corporate Advisors, L.P.                     Cravath, Swaine & Moore
          One Rockefeller Plaza                          825 Eighth Avenue
         New York, New York 10020                       New York, N.Y. 10019
               212-632-6253                                 212-474-1154

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                     RECEIVE NOTICES AND COMMUNICATIONS)


                                 April 15, 1994
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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       CUSIP NO.        90212810                      13D                PAGE    2     OF   216       PAGES
                 -----------------------                                      -------     --------



  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Corporate Partners, L.P.


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                     (b) [x]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS*
             00

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

   NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY OWNED                 -0-
   BY EACH REPORTING
     PERSON WITH

                        8     SHARED VOTING POWER
                                     -0-

                        9     SOLE DISPOSITIVE POWER
                                     -0-

                        10    SHARED DISPOSITIVE POWER
                                     -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,252,290 shares of Common Stock, assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P.

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.87%, assuming conversion of all shares of convertible preferred stock beneficially owned by
         Corporate Partners, L.P.

  14   TYPE OF REPORTING PERSON*
                 PN
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!



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       CUSIP NO.        90212810                      13D                PAGE    3    OF   216   PAGES
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  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Corporate Offshore Partners, L.P.


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                     (b)  [x]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS*
                 OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Bermuda

   NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY OWNED                       -0-
   BY EACH REPORTING
      PERSON WITH       8     SHARED VOTING POWER
                                           -0-

                        9     SOLE DISPOSITIVE POWER
                                           -0-

                        10    SHARED DISPOSITIVE POWER
                                           -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         303,240 shares of Common Stock assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Offshore Partners, L.P. (See Item 5).

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]



  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.86%, assuming coversion of all shares of convertible preferred stock beneficially owned by Corporate Offshore
         Partners, L.P.



  14   TYPE OF REPORTING PERSON*
                 PN
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!





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       CUSIP NO.        90212810                      13D                PAGE    4    OF   216   PAGES
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  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 State Board of Administration of Florida


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                     (b)  [x]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS*
                 OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Florida

   NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY OWNED                       -0-
   BY EACH REPORTING
      PERSON WITH       8     SHARED VOTING POWER
                                           -0-

                        9     SOLE DISPOSITIVE POWER
                                           -0-

                        10    SHARED DISPOSITIVE POWER
                                           -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         444,465 shares of Common Stock assuming conversion of all shares of convertible preferred stock owned by the State Board of Administration of Florida.

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]



  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.26% assuming conversion of all shares of convertible preferred stock owned by the State Board of Administration of Florida (See Item 5).



  14   TYPE OF REPORTING PERSON*
                 OO
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!





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       CUSIP NO.        90212810                      13D                PAGE    5    OF   216   PAGES
                 -----------------------                                      -------    -------


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Corporate Advisors, L.P.


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                     (b)  [x]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS*
                 Not applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

   NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY OWNED                       -0-
   BY EACH REPORTING
      PERSON WITH       8     SHARED VOTING POWER
                                           4,999,995

                        9     SOLE DISPOSITIVE POWER
                                           -0-

                        10    SHARED DISPOSITIVE POWER
                                           4,999,995

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,999,995 shares of Common Stock assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State
         Board of Administration of Florida.

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]



  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.53% assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P.,
        Corporate Offshore Partners, L.P. and the State Board of Administration of Florida.

  14   TYPE OF REPORTING PERSON*
                 PN
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!





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       CUSIP NO.        90212810                      13D                PAGE    6    OF   216   PAGES
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  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 LFCP Corp.


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                     (b)  [x]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS*
                 Not applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

   NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY OWNED                       -0-
   BY EACH REPORTING
      PERSON WITH       8     SHARED VOTING POWER
                                           4,999,995

                        9     SOLE DISPOSITIVE POWER
                                           -0-

                        10    SHARED DISPOSITIVE POWER
                                           4,999,995

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,999,995 shares of Common Stock assuming conversion of all shares of convertible preferred stock beneficially owned by Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State
         Board of Administration of Florida.

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]



  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.53% assuming conversion of all shares of convertible preferred stock beneficially owned by
         Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration
         of Florida.

  14   TYPE OF REPORTING PERSON*
                 CO
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!






Item 1.  Security and issuer.

                 The security to which this joint statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Tyco Toys, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 6000 Midlantic Drive, Mt. Laurel, NJ 08054. Although no person identified in Item 2 (except as otherwise indicated in this Schedule 13D) has acquired any shares of Common Stock, such persons are deemed to be the beneficial owners of the shares of Common Stock reported in Item 5 by virtue of their acquisition of beneficial ownership of shares of the Company's Series
B Voting Convertible Exchangeable Preferred Stock, par value $.10 (the "Preferred Stock"), which is convertible into shares of the Common Stock.


Item 2.  Identity and Background.

                 This Statement is filed on behalf of (i) Corporate Partners, L.P., a Delaware limited partnership ("Corporate Partners"), (ii)
Corporate Offshore Partners, L.P., a Bermuda limited partnership ("Corporate Offshore "Partners"; Corporate Partners and Corporate Offshore Partners being referred to collectively as the "Partnerships"), (iii) the State Board of Administration of Florida, a body corporate organized under the Constitution of the State of Florida (the "State Board"; the Partnerships and the State Board being referred to collectively as the "Purchasers"), (iv) Corporate Advisors, L.P. ("Corporate Advisors"), a Delaware limited partnership which serves as general partner of the Partnerships and as the investment manager over account assets held in a certain custody account for the State Board (which account assets include the shares of Preferred Stock owned by the State Board) and (v) LFCP Corp., a Delaware corporation which serves as the general partner of Corporate Advisors all the shares of capital stock of which are owned by Lazard Freres & Co., a New York limited partnership ("Lazard"). The Purchasers, Corporate Advisors and LFCP Corp. are collectively referred to as the "Reporting Persons". The agreement with respect to the joint filing of this
Schedule 13D is attached hereto as Exhibit 1.

                 This Statement is filed on behalf of the State Board because the State Board is a record owner of shares of Preferred Stock (see Item 5). However, under the Stock Purchase Agreement dated as of April 15, 1994 between the Purchasers, Corporate Advisors and the Company which is attached hereto as Exhibit 2 and incorporated herein by reference (the "Purchase Agreement") and an Investment Management Agreement dated as of June 17, 1988 between Corporate Advisors and the State Board, the State Board has appointed Corporate Advisors as the exclusive investment manager over certain account assets which include the shares of Preferred Stock purchased by the State Board pursuant to the Purchase Agreement and has granted Corporate Advisors an irrevocable proxy dated April 15, 1994, which is attached hereto as Exhibit 3 and incorporated herein by reference, to vote all shares of Preferred Stock purchased by the State Board pursuant to the Purchase
Agreement (the "Irrevocable Proxy") (see Item 4). Accordingly, the filing of this Statement on Schedule 13D on behalf of the State Board should not be deemed a representation that the State Board has an obligation to file in respect of the shares of Preferred Stock owned of record by the State Board or any other securities of the Company which the State Board purchases in the ordinary course of its investment activities.

                 The Partnerships were formed for the purpose of providing a vehicle for institutional and other sophisticated investors to participate in the acquisition of substantial equity interests in companies with significant potential for long-term growth in value.

                 The State Board is an agency of the State of Florida created pursuant to a provision of the Constitution of the State of Florida to perform certain duties specified in such Constitution and by statute, including the responsibility of investing certain funds of the Florida retirement system.

                 LFCP Corp. was formed for the purpose of serving as the general partner of Corporate Advisors, which in turn was formed for the purpose of serving as the general partner of the Partnerships and as investment manager on behalf of the State Board pursuant to the Investment Management Agreement with respect to account assets held in a certain custody account for the State Board.

                 Lazard is a private investment banking partnership of international stature, with extensive experience in principal investments, money management, mergers and acquisitions and corporate finance.

                 The address of the principal offices of Corporate Partners, LFCP Corp., Corporate Advisors and Lazard is One Rockefeller Plaza, New York, New York 10020. The address of the principal offices of Corporate Offshore Partners is 30 Cedar Avenue, Hamilton 5-24, Bermuda. The address of the principal offices of the State Board is Park 20 West, 1230 Blountstown Highway, Tallahassee, Florida 32304.

                 The name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of LFCP Corp., (ii) each person ultimately in control of LFCP Corp. and (iii) each person controlling the State Board are set forth in Appendix A attached hereto and incorporated herein by reference.

                 During the last five years, neither any Reporting Person nor, to the Reporting Persons' knowledge, any person identified in Appendix A has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

                 On April 15, 1994, the Purchasers purchased an aggregate of 47,619 shares of Preferred Stock (the "Initial Shares") pursuant to the Purchase Agreement. Of such total, Corporate Partners purchased 40,498 Initial Shares, Corporate Offshore Partners purchased 2,888 Initial Shares and the State Board purchased 4,233 Initial Shares.

                 The Initial Shares were purchased by the Purchasers at a purchase price of $1,050.00 per share, for an aggregate purchase price of $49,999,950.00 (the "Purchase Price"). The funds used by the Purchasers to pay for their respective portions of the Purchase Price were obtained by each Partnership from capital contributions made by their respective partners pursuant to preexisting capital commitments and by the State Board from contributions from the State of Florida for the Florida retirement system.

                 The Certificate of Designation (the "Certificate of Designation") for the Preferred Stock, which is attached hereto as Exhibit 4 and incorporated herein by reference, provides that dividends on the Preferred Stock, which are to be paid at the rate of 6% per annum of the liquidation preference, may be paid in additional shares of Preferred Stock through the dividend period ending April 15, 1996. Any shares so issued are referred to herein as "Additional Shares". The Initial Shares, together with Additional Shares so issued, are collectively referred to as the "Shares".

                 Each Share of Preferred Stock is convertible into shares of Common Stock at a conversion price of $10.00 per share, subject to antidilution adjustments, or 105 shares of Common Stock currently.

Item 4.  Purpose of Transaction.

                 The Purchasers have acquired the Shares for investment purposes. The Purchase Agreement contains certain restrictions on the Purchasers' ability to dispose of the Shares and any shares of Common Stock and Notes (as hereinafter defined) which may be issued upon the conversion of or in exchange for the Preferred Stock, and imposes other restrictions on the Purchasers' ability to engage in certain conduct in respect of the Company. Notwithstanding the foregoing, in respect of the State Board, all such restrictions relate only to securities of the Company acquired or held by the State Board to the extent the Partnerships or any of their affiliates have sole or shared voting or dispositive power. In this regard, the State Board has granted to Corporate Advisors the Irrevocable Proxy with respect to the Initial Shares purchased by the State Board under the Purchase Agreement, Additional Shares issued as dividends thereon, and shares of Common Stock and Notes which may be issued to the State Board upon conversion of or in exchange for the Shares. None of the Reporting Persons has any intention to acquire control over the Company; however, if any of the Reporting Persons believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, it may acquire additional shares of Common Stock or other securities of the Company to the extent and in a manner consistent with the Purchase Agreement. Similarly, subject to the terms of the Purchase Agreement and depending upon market and other factors, the Reporting Persons may determine to dispose of the Shares.

                 Under the terms of the Purchase Agreement, and subject to certain limited exceptions set forth therein, the Purchasers have agreed that until the date when the Purchasers and certain of their affiliates do not own any Shares or any shares of Common Stock or Notes issued upon conversion of or in exchange for Shares, the Partnerships and Corporate Advisors, acting on behalf of the State Board, shall not, except by virtue of their representation on the Company's Board of Directors pursuant to the Purchase Agreement and the Certificate of Designation: (i) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the SEC), initiate, propose or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals, or induce or attempt to induce any other person to initiate any stockholder proposal, or advise or influence, or seek to advise or influence, any person with respect to the voting of any voting securities of the Company; (ii) deposit any voting securities in the Company in a voting trust or, except for the Irrevocable Proxy, subject any voting securities of the Company to any agreement or arrangement with respect to the voting of any such voting securities or other agreement having similar effect; or (iii) form a partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of voting securities with any person that is not a Purchaser or Corporate Advisors.

                 Voting Rights.

                 Each Share of Preferred Stock entitles the holder thereof to vote on all matters voted on by holders of Common Stock, voting together as a single class with other shares entitled to vote, at all meetings of the stockholders of the Company. With respect to any such vote, each Share of Preferred Stock entitles the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such Share of Preferred Stock is convertible on the record date for such vote. Notwithstanding the foregoing, until such time as the waiting period (including any extensions) applicable to the acquisition of the Preferred Stock by the Purchasers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated, the holders of shares of Preferred Stock shall not have the right to vote for the election of directors of the Company.

                 Election of Directors.

                  The Purchase Agreement provides that the Purchasers shall be entitled to designate two persons to be elected to the Company's Board of Directors and the Company shall use its best efforts to have such persons elected as directors of the Company. Notwithstanding the foregoing, the number of directors which may be so designated shall be reduced (i) to one upon a transfer of Shares as a result of which the Purchasers and their affiliates beneficially own Shares or shares of Common Stock that, in the aggregate, represent less than 5% of the total voting power of the voting securities of the Company and (ii) to zero upon a transfer of Shares as a result of which the Purchasers and their affiliates beneficially own Shares or shares of Common Stock that, in the aggregate, represent less than 1% of the total voting power of the voting securities of the Company. The Purchasers have designated Mr. Jonathan Kagan and Mr. David Golub for election as directors of the Company.

                 If at any time (i) the Company breaches in any material respect any of its obligations under the Purchase Agreement or the Registration Rights Agreement referred to below (which breach, in certain cases, shall have continued for a certain specified period), (ii) any quarterly dividend payable on the Preferred Stock is not paid when due, or (iii) the Company fails to satisfy its obligation to redeem shares of Preferred Stock then required to be redeemed, then, (x) the dividend rate payable on the Preferred Stock shall be increased to 7% per year of the liquidation preference, (y) the number of directors constituting the Board of Directors shall be increased by two and the holders of shares of Preferred Stock shall have the right, voting as a separate class, to elect the directors of the Company to fill such newly created directorships and (z) certain dividends on, and purchases and redemptions of, shares of capital stock ranking junior to or on parity with the Preferred Stock and certain other transactions shall be prohibited. Such remedies shall continue until such time as (A) all such breaches are no longer continuing, (B) all dividends accumulated on the Preferred Stock shall have been paid in full and (C) any redemption obligation with respect to the Preferred Stock which has become due has been satisfied or all necessary funds have been set aside for such redemption, as the else may be.

                 Redemption.

                 The Preferred Stock is subject to optional and mandatory redemption as follows:

                 Except for redemption by exchange for Notes as hereinafter described, the Company may not redeem the Preferred Stock prior to April 15, 1997.

                 The Company, at its option, may at any time on and after April 15, 1997, and prior to April 15, 1998, redeem the Preferred Stock in whole or in part, at a cash price per Share equal to 105.25% of the liquidation preference, if the daily closing price per share of the Common Stock for any 20 consecutive trading day period commencing on or after April 15, 1997, and ending prior to April 15, 1998, is greater than or equal to 175% of the then current Conversion Price (as defined below).

                 The Company, at its option, may at any time on and after April 15, 1998, and prior to April 15, 1999, redeem the Preferred Stock in whole or in part, at a cash price per Share equal to 104.50% of the liquidation preference, if the daily closing price per share of the Common Stock for any 20 consecutive trading day period commencing on or after April 15, 1998, and ending prior to April 15, 1999, is greater than or equal to 150% of the then current Conversion Price.

                 The Company, at its option, may at any time on and after April 15, 1999, redeem the Preferred Stock in whole or in part at a cash price per share equal to a percentage of the liquidation preference (which shall be 103.75% for the twelve month period commencing April 15, 1999 and which shall decline ratably to 100.75% for the twelve month period commencing April 15, 2003.

                 On April 15, 2004, the Company shall redeem all outstanding Shares of Preferred Stock at a price equal to the liquidation preference per share, which price may be paid in cash or in shares of Common Stock. If the redemption price is paid in shares of Common Stock, each share of Common Stock shall be valued at the product of (1) .95 and (2) the average of the daily closing prices per share of the Common Stock for the 20 consecutive trading days immediately preceding the redemption date.

                 Upon any such redemption, the Company shall pay in cash all accrued and unpaid dividends on the Preferred Stock.

                   Change of Control.

                 In the event that any Change of Control (as defined in the Certificate of Designation) occurs while any shares of Preferred Stock are outstanding, each holder of Preferred Stock shall have the right to give notice that it is exercising a change of control election with respect to all or any number of such holder's Shares of Preferred Stock. Upon any such election, the Company shall either, at its option, (x) redeem each such holder's Shares at the applicable redemption price or (y) adjust the Conversion Price. The Company may choose the option of adjusting the Conversion Price only if redeeming the Shares (or the obligation to redeem the Shares) would constitute a breach of the Company's obligations under the covenant pertaining to restricted payments in the Indenture dated as of August 15, 1992 between the Company, certain of its subsidiaries and Bankers Trust, as trustee, as supplemented as of June 8, 1993, or if the failure to be able to exercise such option would cause the Shares not to be deemed Qualified Capital Stock as defined in such indenture. If such holders' Shares are to be redeemed, the redemption price per share shall equal (A) a percentage of the liquidation preference per share equal to 106.0% for the twelve month period commencing April 15, 1994 and declining ratably to 100.6% for the twelve month period commencing April 15,
2003), plus (B) an amount equal to all accrued and unpaid dividends to the date of purchase of such holder's Shares by the Company.

                 If the Conversion Price is to be adjusted, it shall be decreased (but not increased) so as to equal the product of .70 and the lowest average market price of the Common Stock over any consecutive ten trading day period during a specified period before and after the Change of Control.

                 Redemption by Exchange for Notes.

                 The Shares of Preferred Stock are redeemable at the option of the Company, in whole but not in part, on any date, by exchanging such shares for 6% Senior Subordinated Convertible Notes Due 2004 (the "Notes") of the Company. Holders of the outstanding shares of Preferred Stock will be entitled to receive a principal amount of the Notes equal to the liquidation preference of each share of Preferred Stock held by them at the time of exchange.

                 Conversion.

                 Each Share of Preferred Stock is convertible at any time at the option of the holder thereof into that number of fully paid and nonassessable shares of Common Stock (calculated as to each conversion to the nearest 1/100 of a share) obtained by dividing $1,050.00 by the Conversion Price in effect at such time. The "Conversion Price" shall mean and be $10.00, subject to adjustment in the event of certain stock dividends, subdivisions and combinations of Common Stock, certain distributions made on the outstanding Common Stock, certain issuances of Common Stock (or securities convertible into Common Stock) for a fair market value per share less than the market price and certain repurchases of Common Stock at a premium to market. If the Company is a party to a Transaction (as defined in the Certificate of Designation), including a merger or consolidation, sale of substantially all its assets or reclassification, in which the Company is not the Surviving Person (as defined in the Certificate of Designation), then, subject to certain limitations set forth in the Certificate of Designation, at the option of the holder (i) the Change of Control provisions shall apply to such holder's shares or (ii) if the consideration to be received by stockholders of the Company does not consist entirely of cash, each Share shall be convertible into (x) shares of a series of preferred stock of the Surviving Person having terms similar to the Preferred Stock or (y) the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one Share was convertible immediately prior to such Transaction.

                 Exchange of Preferred Stock for Common Stock.

                 Each Share of Preferred Stock shall, at the option of the holder, be exchangeable at certain time between April 15, 1999 and April 29, 2003 into that number of shares of Common Stock (calculated as to each exchange to the nearest 1/100 of a share) obtained by dividing $1,050.00 by the Exchange Price (as defined below) applicable to such exchange. The "Exchange Price" per share of Common Stock with respect to any exchange is the average of the daily closing prices per share for the 20 consecutive trading days ending on the trading day immediately preceding the date of such exchange; provided, however, that the Exchange Price shall not be less than $5.00 per share (the "Minimum Exchange Price"); and provided further, however, the Minimum Exchange Price shall be adjusted in the same manner as the Conversion Price upon the occurrence of any of the events which would cause the adjustment of the Conversion Price.

                 Upon any such exchange, the Company may, at its option, in lieu of issuing shares of Common Stock to such holder, redeem all but not less than all of the shares of Preferred Stock to be exchanged at a cash redemption price per share of Preferred Stock equal to the liquidation preference.

                 Registration Rights.

                 Under the Registration Rights Agreement dated April 15, 1994 between the Purchasers and the Company (the "Registration Rights Agreement"), the Purchasers have the right to demand the registration of shares of Preferred Stock or Common Stock or Notes issued upon conversion or exchange thereof under the Securities Act up to three times, two of which may be made at the Company's expense. The Purchasers also have unlimited "piggy-back" registration rights.

                 The foregoing description of certain provisions of the Purchase Agreement, the Irrevocable Proxy, the Certificate of Designation and the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of such agreements and the Certificate of

Designation, copies of which are filed as Exhibits 2 through 5, respectively, and are incorporated herein by reference. Each capitalized term used in the foregoing description has the meaning as defined in the Purchase Agreement or the Certificate of Designation, unless otherwise indicated in the foregoing description.

                 Other than as described above, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                 (a) through (c). As set forth above, on April 15, 1994, (i) Corporate Partners purchased from the Company 40,498 shares of Preferred Stock,
(ii) Corporate Offshore Partners purchased from the Company 2,888 shares of Preferred Stock, and (iii) the State Board purchased from the Company 4,233 shares of Preferred Stock. Thus, as to each Purchaser, giving effect to the conversion of all Shares owned by such Purchaser (but not to the conversion of Shares beneficially owned by any other Purchaser) and using the current Conversion Price of $10.00 per share of Common Stock, (i) Corporate Partners beneficially owns 4,252,290 shares of Common Stock representing 10.87% of the outstanding shares of Common Stock, (ii) Corporate Offshore Partners beneficially owns 303,240 shares of Common Stock representing 0.86% of the outstanding shares of Common Stock, and (iii) the State Board beneficially owns 444,465 shares of Common Stock representing 1.26% of the outstanding shares of Common Stock. By virtue of Corporate Advisors' relationship with the Partnerships and the State Board and LFCP Corp.'s relationship with Corporate Advisors, Corporate Advisors and LFCP Corp. each may be deemed to beneficially own 4,999,995 shares of Common Stock representing approximately 12.53% of the outstanding shares of Common Stock (assuming the conversion of all Shares owned by the Purchasers). Neither the Partnerships nor the State
Board has any power to vote or dispose or to direct the disposition of the Shares indicated above as owned by it. Corporate Advisors as general partner of the Partnerships and as investment manager over the Shares owned by the State Board, which are held in a custody account, and LFCP Corp., as general partner of Corporate Advisors, may be deemed to have shared power to vote or to direct the vote, and to dispose or to direct the disposition, of the Shares. The percentages calculated in this Item 5 are based upon 34,876,940 shares of Common Stock outstanding as of April 15, 1994 as represented by the Company in the Purchase Agreement.

                 Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, beneficially owns any Shares of Preferred Stock or Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                 (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares or shares of Common Stock or Notes which may be issued upon conversion or exchange of such Shares.

                 (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The Company has entered into the Registration Rights Agreement, which is attached hereto as Exhibit 5 and incorporated herein by reference, with the Purchasers, giving the Purchasers rights to require the Company to register for sale to the public the Shares and the Common Stock or Notes which may be issued upon the conversion or exchange of the Shares.

                 Except as described elsewhere in this Statement and as set forth in the Purchase Agreement, the Irrevocable Proxy, the Certificate of Designation and the Registration Rights Agreement, copies of which are attached as Exhibits 2 through 5 respectively, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exists no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

                 Exhibit 1  -     Agreement with Respect to Joint Filing on
                                  Schedule 13D.

                 Exhibit 2  -     Stock Purchase Agreement, dated as of April
                                  15, among the Purchasers, Corporate Advisors and the Company.

                 Exhibit 3  -     Irrevocable Proxy, dated as of April 15,
                                  1994, from the State Board to Corporate
                                  Advisors.

                 Exhibit 4  -     Certificate of Designation for the Preferred
                                  Stock.

                 Exhibit 5  -     Registration Rights Agreement, dated as of
                                  April 15, 1994, among the Purchasers and the Company.

                  Exhibit 6  -   Power of Attorney from the
                                 State Board to Corporate Advisors.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Dated: April 15, 1994.


                                              CORPORATE PARTNERS, L.P.

                                                by: Corporate Advisors, L.P.
                                                    General Partner

                                                    by: LFCP Corp.
                                                    General Partner

                                                    by:/s/ Jonathan Kagan
                                                       ---------------------
                                                       Name:  Jonathan Kagan
                                                       Title:  President


                                              CORPORATE OFFSHORE PARTNERS, L.P.

                                                by: Corporate Advisors, L.P.
                                                    Attorney-In-Fact

                                                    by: LFCP Corp.
                                                        General Partner

                                                    by: /s/ Jonathan Kagan
                                                       ---------------------
                                                       Name:  Jonathan Kagan
                                                       Title:  President


                                              STATE BOARD OF ADMINISTRATION OF
                                              FLORIDA

                                                by: Corporate Advisors, L.P.
                                                    Attorney-In-Fact

                                                    by: LFCP Corp.
                                                        General Partner

                                                    by:/s/ Jonathan Kagan
                                                       ---------------------
                                                       Name:  Jonathan Kagan
                                                       Title:  President

                                            CORPORATE ADVISORS, L.P.

                                             by: LFCP Corp.
                                                 General Partner

                                                 by:/s/ Jonathan Kagan
                                                    --------------------
                                                    Name: Jonathan Kagan
                                                    Title:  President


                                            LFCP CORP.

                                             by:/s/ Jonathan Kagan
                                                --------------------
                                                Name: Jonathan Kagan
                                                Title:  President

                                   Appendix A

                 1. Set forth below are the name and position of each of the directors and executive officers of LFCP Corp. and each person controlling Lazard Freres & Co. The principal occupations of Messrs. Pollack and Kagan, respectively, are Senior Managing Director and Managing Director of Corporate Advisors, L.P. as well as, in both cases, general partner of Lazard Freres & Co. Except as otherwise indicated, the principal occupation of each person controlling Lazard Freres & Co. is general partner of Lazard Freres & Co., the business address of each such person is One Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States. Lazard Groupment d'Interest Economique, a partnership organized under French law whose principal business is investments (including its investment in Lazard Freres & Co.), and Lazard Partners Limited Partnership, a Delaware limited partnership whose principal business is serving as a holding company, also serve as general partners of Lazard Freres & Co.

                Directors and Executive Officers of LFCP Corp.

Name                                               Position
- ----                                               --------

Lester Pollack                             Director, Chairman of the
                                           Board, Treasurer

Jonathan Kagan                             Director, President, Secretary

                                                                                                                           2

                                   Persons Controlling Lazard Freres & Co.
                                 -----------------------------------------
                                 Business Address and Principal                Citizenship (if other
                                 Occupation (if other than as                  than as indicated
 Name                            indicated above)                              above)
 ---------------------           -------------------------------               -------

Michel A. David-Weill                                                          France
Marcus A.P. Agius                  Managing Director                           United Kingdom
                                   Lazard Brothers &  Co., Ltd.
                                   21 Moorfields
                                   London EC2P-2HT
                                   England
Robert F. Agostinelli
William R. Araskog
F. Harlan Batrus
David C. Batten
Patrick J. Callahan                Lazard Freres & Co.
                                   200 West Madison
                                   Suite 2200
                                   Chicago, IL 60606
Nancy C. Cooper
Michael J. Del Giudice
John V. Doyle
Charles R. Dreifus
Norman Eig
Peter R. Ezersky
Kim S. Fennebresque
Dod A. Fraser
Albert H. Garner
James S. Gold
Jeffrey A. Golman                  Lazard Freres & Co.
                                   200 West Madison
                                   Suite 2200
                                   Chicago, IL 60606

Steven J. Golub
William P. Gottschalk              Lazard Freres & Co.
                                   200 West Madison
                                   Suite 2200
                                   Chicago, IL 60606

Herbert W. Gullquist
Thomas R. Haack
Eduardo Haim
J. Ira Harris                      Lazard Freres & Co.
                                   200 West Madison
                                   Suite 2200
                                   Chicago, IL 60606

Melvin L. Heineman
Kenneth M. Jacobs
Jonathan H. Kagan



                                                                              3

                     Persons Controlling Lazard Freres & Co.
                     ---------------------------------------

                                Business Address and Principal                Citizenship (if
                                Occupation (if other than as                  other than as
Name                            indicated above)                              indicated above)
- ---------------------           -------------------------------               ----------------
James L. Kemper
Marilyn E. LaMarche
Sandra A. Lamb
M. Steven Langman
William R. Loomis, Jr.
J. Robert Lovejoy
Lustig, Mathew J.
Philippe Magistretti            6th Floor 135                                 Switzerland
                                Fleet Street
                                London EC4A 2ED

Damon Mezzacappa
Christina A. Mohr
Robert P. Morgenthau
Steven J. Niemczyk
Jonathan O'Herron
Steven W. Oliver                Lazard Freres K.K
                                AIU Building 13th Floor
                                1-3, Marunouchi  1-Chome
                                Chiyoda-ku
                                Tokyo 100
                                Japan



James A. Paduano
Vincent S. Perez, Jr.                                                         Philippines
Louis Perlmutter
Richard Poirier, Jr.
Robert E. Poll, Jr.
Lester Pollack
Michael J. Price
Steven L. Rattner
John R. Reese
John R. Reinsberg
Luis E. Rinaldini                                                             United Kingdom
Bruno Roger                     Lazard Freres et Cie                          France
                                121, Boulevard Haussmann
                                75382 Paris

Felix G. Rohatyn
Gerald Rosenfeld
Jeremy W. Sillem
Peter L. Smith
Arthur P. Solomon
Michael B. Solomon
Edouard Stern                                                                 France
David J. Supino
John S. Tamagni
David L. Tashjian












                      Persons Controlling Lazard Freres & Co.
                      ---------------------------------------

                                    Business Address and Principal            Citizenship (if
                                    Occupation (if other than as              other than as
Name                                indicated above)                          indicated above)
- -----------------------------       -------------------------------           -----------------


Ali E. Wambold                      Chief Executive Officer
                                    Lazard Freres & Co., Ltd.
                                    21 Moorfields
                                    London EC20-2HT
                                    England

Kendrick R. Wilson III
Philip P. Young
Alexander E. Zagoreos







                 2. Set forth below is the name, position and principal occupation of each person controlling the State Board of Administration of Florida. The business address of such person is Park 20 West, 1230 Bloutstown Highway, Tallahassee, Florida 32304, and such person is a citizen of the United States.

Name                              Position
- ----                              --------
Ash Williams Jr.              Executive Director

                                   EXHIBIT
                                    INDEX


                  EXHIBIT                  DESCRIPTION
                  -------                  -----------
                 Exhibit 1  -     Agreement with Respect to Joint Filing on
                                  Schedule 13D.

                 Exhibit 2  -     Stock Purchase Agreement, dated as of April
                                  15, among the Purchasers, Corporate Advisors and the Company.

                 Exhibit 3  -     Irrevocable Proxy, dated as of April 15,
                                  1994, from the State Board to Corporate
                                  Advisors.

                 Exhibit 4  -     Certificate of Designation for the Preferred
                                  Stock.

                 Exhibit 5  -     Registration Rights Agreement, dated as of
                                  April 15, 1994, among the Purchasers and the Company.


                 Exhibit 6  -     Power of Attorney from the
                                  State Board to Corporate Advisors.